UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            Regional Bankshares, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   75902C 10 4
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                                 (CUSIP Number)

                                Gosnold G. Segars
                              2586 Kelleytown Road
                        Hartsville, South Carolina 29550
                                  843-332-2537
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                May 7, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  846 396 109                                               PAGE 2 OF 5


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Gosnold Graham Segars
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [X]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

       BK
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

          34,534
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     8.   SHARED VOTING POWER

          0
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     9.   SOLE DISPOSITIVE POWER

          34,534
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     10.  SHARED DISPOSITIVE POWER

          0
     ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,534
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions )                                                     [X]
     2,500 Shares owned by spouse
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
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14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
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
                                                                     PAGE 3 OF 5
Item 1. Security and Issuer

(i) Title of Class of Equity Securities to which this Statement relates: Common Stock

(ii) Name and Address of Principal Executive Offices of Issuer: Regional Bankshares, Inc., 206 South Fifth Street, Hartsville, South Carolina 29550.


Item 2. Identity and Background

     (a)-(c) This statement is being filed on behalf of Gosnold Graham Segars, whose address is 2586 Kelleytown Road, Hartsville, South Carolina 29550. Mr. Segars is Chairman of the Board of Directors of the Company. Mr. Segars is a residential and agricultural real estate developer, and is a real estate broker through his company, G. Graham Segars & Sons, Inc.

     (d),(e) During the last five years, Mr. Segars has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)       Mr. Segars is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Segars acquired 10,000 shares in a private transaction at $15.67 per share from a former director of the Company. The purchase was made with funds borrowed from Bankers Bank, Atlanta, Georgia. The interest rate on the loan is prime minus 50 basis points and the loan matures February 24, 2004.

Item 4. Purpose of Transaction

Because there is a very limited market for the Company's common stock, Mr. Segars acquired the shares as an accommodation to a retiring board member. The shares were acquired for investment, and Mr. Segars has no current plans to acquire additional shares or dispose of shares, though he reserves the right to do either if he subsequently deems it appropriate.

Item 5. Interest in Securities of the Issuer

     (a) Mr. Segars beneficially owns 34,534 shares of the Company's common stock, or 6.1%, which includes currently exercisable warrants to purchase 3,034 shares of common stock, but does not include 2,500 shares owned by his wife, as to which he disclaims beneficial ownership. The percentage calculation is based on outstanding share information derived from the Company's Form 10-QSB for the quarter ended March 31, 2002.

     (b) Mr. Segars has the sole power to vote and dispose of 31,500 of the shares beneficially owned by him, and has sole power to exercise the 3,034 warrants held by him. The warrants are not assignable.

     (c) Mr. Segars has had no other transactions in the Company's common stock in the past sixty days.

     (d) No other person is known by Mr. Segars to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares beneficially owned by him.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         To the extent that shares owned by Mr. Segars may be held in a margin account, they may be pledged along with other positions in such account as collateral security for the repayment of debit balances in the account. Because other securities are held in such account, however, it is not possible to determine the amount, if any, of margin used by Mr. Segars with respect to the Shares.

         There  are  no  other  contracts,   arrangements,   understandings   or
         relationships between Mr. Segars and any other person relating to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

         None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2002

                                   s/Gosnold G. Segars
                                   ---------------------------------------------
                                   Gosnold G. Segars